Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Kinross Files Early Warning Report with respect to Asante Gold

(All dollar amounts are expressed in Canadian dollars, unless otherwise noted.)

Toronto, Ontario, August 11, 2025 – Kinross Gold Corporation (“Kinross”) (TSX: K, NYSE: KGC) announced today that it has entered into an amendment agreement to the share purchase agreement dated April 24, 2022 (as amended) (the “Purchase Agreement”) between Kinross and Asante Gold Corporation (“Asante”) pursuant to which, subject to the satisfaction of certain conditions on or prior to August 31, 2025, including aggregate cash payments to Kinross equal to US$55,000,000, subject to certain agreed adjustments, Asante will issue to Kinross:

(i)	36,927,650 common shares in the capital of Asante (“Shares”) at a price equal to C$1.45 per Share; and

(ii)	a convertible debenture (the “Convertible Debenture”) which shall be convertible into Shares at the option of Kinross at any time for a period of five years from the date of issuance at a conversion price equal to C$1.81 per Share (collectively, the “Transaction”).

The principal amount of the Convertible Debenture and aggregate number of Shares into which the Convertible Debenture may be converted will be determined based on the closing date of the Transaction but will be calculated to result in Kinross holding a maximum of 18% of the outstanding Shares, on a partially diluted basis assuming the conversion of all convertible securities of Asante held by Kinross, immediately following the Transaction (after giving effect to the Transaction and any other treasury issuances of Shares that occur prior to, or concurrently with, the closing of the Transaction).

Kinross currently holds 29,850,984 Shares and 5,000,000 warrants to purchase Shares (the “Warrants”), which represents approximately 6.0% of the issued and outstanding Shares on a non-diluted basis, and 6.9% of the issued and outstanding Shares on a partially diluted basis assuming exercise of the Warrants. Upon closing of the Transaction, Kinross will own approximately 9.5% of the outstanding Shares, on a non-diluted basis, and up to 18% of the outstanding Shares, on a partially diluted basis assuming the conversion of the convertible securities of Asante held by Kinross.

If the Transaction were to close today, the principal amount of the Convertible Debenture would result in Kinross owning approximately 17.3% of the outstanding Shares, on a partially diluted basis assuming the conversion of the convertible securities of Asante held by Kinross. Interest on the Convertible Debenture shall be payable in-kind through an increase in the principal amount of the Convertible Debenture (subject to a restriction on interest that would cause Kinross and its affiliates to own more than 19.9% of the Shares on a partially diluted basis assuming the conversion of all convertible securities of Asante held by Kinross).

Accordingly, Kinross has acquired deemed beneficial ownership of more than 10% of the outstanding Shares and is required by applicable Canadian securities laws to issue this press release and file a corresponding early warning report.

Kinross agreed to acquire the Shares and the Convertible Debenture as deferred consideration pursuant to the Purchase Agreement. Kinross may or may not purchase or sell securities of Asante in the future on the open market or in private transactions, depending on market conditions and other factors. Kinross currently has no other plans or intentions that relate to its investment in Asante. Depending on market conditions, general economic and industry conditions, Asante’s business and financial condition and/or other relevant factors, Kinross may develop other plans or intentions in the future.

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

A copy of the early warning report filed by Kinross in connection with the investment will be available on Asante’s SEDAR+ profile at www.sedarplus.com. Alternatively, you may contact Luke Crosby, Senior Vice President, General Counsel and Corporate Secretary at 647-788-4478 to obtain a copy of the report. Kinross is organized under the laws of the Province of Ontario and its head office is located at 25 York Street, 17th Floor, Toronto, Ontario M5J 2V5. Asante’s head office is located at 615 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6.

INFOR Financial Inc. acted as financial advisor and Osler, Hoskin & Harcourt LLP acted as legal advisor to Kinross in relation to the Purchase Agreement and related negotiations.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact

Samantha Sheffield

Director, Corporate Communications

phone: 416-365-3034

Samantha.Sheffield@Kinross.com

Investor Relations Contact

David Shaver

Senior Vice-President, Investor Relations and Communications

phone: 416-365-2854

InvestorRelations@Kinross.com

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained in this news release constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. The words “may”, “will”, “plan” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant uncertainties and contingencies. These uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Source: Kinross Gold Corporation

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